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09058010

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL

OMB Number:	3235-0123
Expires:	October 31, 2001
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 346

REPORT FOR THE PERIOD BEGINNING 01/01/08   AND ENDING 12/31/08
                                        MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GAGE WILEY & COMPANY, INC.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 PLEASANT STREET

OFFICIAL USE ONLY

FIRM I.D. NO.

(No. and Street)

NORTHAMPTON   MA   01060

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER MILNE   413-584-9121

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

---

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, CHRISTOPHER MILNE _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

GAGE WILEY & COMPANY, INC. _____ , as of

DECEMBER 31 _____ , 20 08 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAGE - WILEY & COMPANY, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

To the Board of Directors of
Gage - Wiley & Company, Inc.

We have audited the accompanying statement of financial condition of Gage-Wiley & Company, Inc. as of December 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gage-Wiley & Company, Inc. as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
January 20, 2009

GAGE - WILEY & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$	368,369
Deposit with clearing organization		37,554
Receivable from broker-dealers and clearing organizations		101,270
Marketable securities owned, at market value		4,202
Property and equipment, at cost, less accumulated depreciation and amortization of $ 310,581		67,946
Other assets		93,293
	$	672,634

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Payable to broker-dealers and clearing organizations	$	233
Accounts payable, accrued expenses, and other liabilities		125,345
Income taxes payable		7,840
		133,418

Stockholders' equity:

Preferred stock

Series A, 100 shares authorized, 5 shares issued and outstanding $.01 par value, nonvoting		25,000
Series B, 100 shares authorized, 10 shares issued and outstanding $.01 par value, nonvoting		50,000

Common stock

Class A, 3,000 shares authorized, 504 shares issued and outstanding $.01 par value, voting		5
Class B, 2,000 shares authorized, 496 shares issued and outstanding $.01 par value, voting		5
Additional paid-in capital		249,990
Retained earnings		374,522
Less Treasury common stock at cost, Class B, 496 shares, $.01 par value, voting		(142,000)
Less Treasury preferred stock at cost, Class A, 5 shares, $.01 par value, nonvoting		(18,306)
Total stockholders' equity		539,216
	$	672,634

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenues:	
Commissions	$ 1,413,552
Interest	6,788
Other	689,285
	2,109,625
Expenses:	
Employee compensation and benefits	1,095,341
Floor brokerage, exchange and clearance fees	128,912
Communications and data processing	108,072
Occupancy and equipment rentals	111,062
Other expenses	592,969
	2,036,356
Income before income taxes	73,269
Provision for income taxes	18,385
Net income	$ 54,884

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2008	$ 75,000	$ 10	$ 249,990	$ 319,638	$ (160,306)	$ 484,332
Net income				54,884		54,884
Balance, December 31, 2008	$ 75,000	$ 10	$ 249,990	$ 374,522	$(160,306)	$ 539,216

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities:	
Net income	$ 54,884
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation and amortization	15,121
Changes in assets and liabilites:	
Increase in Deposits with clearing organization	(670)
Decrease in Receivable from broker-dealers and clearing organizations	28,761
Increase in Marketable securities owned	(1,596)
Decrease in Other assets	100,359
Decrease in Payable to broker-dealers and clearing organizations	(399)
Decrease in Accounts payable, accrued expenses	(40,486)
Increase in Income taxes payable	6,440
Total adjustments	107,530
Net cash from operating activities	162,414
Cash flows used for investing activities	
Purchase of equipment	(21,908)
Cash flows from financing activities	
None	-
Net increase in cash	140,506
Cash, beginning of year	227,863
Cash, end of year	$ 368,369

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Income taxes	$ 11,745
Interest	$ 0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt
instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

GAGE - WILEY & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was organized as a Delaware corporation on December 29, 1986. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company has an agreement with a carrying broker to clear or hold its customer accounts and securities, which are maintained on the records of the carrying broker. The Company processes mutual fund transactions in its customers' names.

Securities Transactions

Customers' securities transactions are recorded on the trade date. The related commission revenue and expenses are also recorded on the accrual basis using the trade date.

Marketable Securities

Marketable securities are valued at market value, cost is determined on the specific identification method; realized and unrealized gains and losses for trading securities are reflected in revenue.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the lease or the service life, whichever is shorter.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included on the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities.

Advertising

The Company's policy is to expense advertising costs as the costs are incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 3 - PROPERTY AND EQUIPMENT

As of December 31, 2008 major classes of property and equipment consisted of the following:

Computer equipment	$175,943
Furniture and fixtures	82,459
Leasehold improvements	120,125
	378,527
Less: Accumulated depreciation	310,581
	$ 67,946

Depreciation expense for 2008 was $15,121.

NOTE 4 - RELATED-PARTY TRANSACTIONS

Gage-Wiley Group, Inc., an affiliated entity, owns 10 shares of the Company's Series B preferred stock.

The Company charged Gage-Wiley Group, Inc. $685,000 for management services during 2008. These services include data processing, software and hardware access, investment research and consulting services related to independent investment advisors. At December 31, 2008 the Company owed $346 to this affiliate.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 5 -   LEASE AGREEMENTS

The Company leases its operating facility under an operating lease expiring in 2011. The Company subleases some of its leased properties on a tenancy at will basis. Income under such subleases amounted to $6,150. Lease expense (net of sublease rental income) was $72,439.

Minimum future rental payments (before consideration of sublease rental income, and annual CPI adjustments) under noncancelable operating leases are approximately:

2009	$ 74,482
2010	74,482
2011	49,655
	$ 198,619

The Company is also responsible for insurance, taxes, utilities, repairs and maintenance for the above operating leases.

NOTE 6 -   INCOME TAXES

Deferred income taxes are provided for temporary differences existing in the recognition of income and expenses for tax and financial statement purposes.

Income tax expense (benefit) consisted of the following:

Taxes currently payable

Federal	$ 11,055
State	7,330
Total income tax expense	$ 18,385

NOTE 7 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 the Company had net capital of $372,983, which was $272,983 in excess of its required net capital of $100,000. The Company's net capital ratio was .36 to 1.

NOTE 8 -   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit sharing plan, which covers all employees meeting minimum age and service requirements, with funding based upon employee contributions. The total profit sharing plan expense was $29,803.

NOTE 9 -   BROKER'S BOND

The Company carries a broker's blanket fidelity bond in the amount of $1,000,000.

GAGE - WILEY & COMPANY, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2008

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission**

To the Board of Directors of
Gage-Wiley & Company, Inc.

We have audited the accompanying financial statements of Gage-Wiley & Company, Inc. as of and for the year ended December 31, 2008, and have issued our report thereon dated January 20, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
January 20, 2009

SCHEDULE I
GAGE - WILEY & COMPANY, INC.
COMPUTATION OF NET CAPITAL REQUIRMENT
AND AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Computation of net capital	
Total stockholders' equity	$ 539,216
Adjustments	
Nonallowable assets	
Fixed assets, net	(67,946)
Other assets	(93,293)
Tentative net capital	377,977
Haircuts	(4,994)
Net capital	$ 372,983
Computation of aggregate indebtedness	
Payable to broker-dealers and clearing organizations	$ 233
Accounts payable, accrued expenses	125,345
Income taxes payable	7,840
Aggregate indebtedness	$ 133,418
Ratio of aggregate indebtedness to net capital	.36 to 1
Net capital requirement, the greater of 6-2/3% of aggregate indebtedness or minimum requirement of $100,000	$ 100,000
Reconciliation between audited and unaudited computation of net capital:	
Net capital as reported in the Company's Part IIA (unaudited), Focus Report	$ 372,983
Net audit adjustments	-
Decrease in non-allowables and haircuts	-
Net capital per above	$ 372,983

GAGE - WILEY & COMPANY, INC.

**COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER\DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**

DECEMBER 31, 2008

Gage-Wiley & Company, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities except for mutual funds which are processed through a special account for the exclusive use of customers, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5**

To The Board of Directors of
Gage-Wiley & Company, Inc.

In planning and performing our audit of the financial statements of Gage-Wiley & Company, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordations required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted

accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
January 20, 2009